UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ACUSPHERE, INC.

(Name of Issuer)

Common Stock ($0.01 par value per share)

(Title of Class of Securities)

00511R870

(CUSIP Number)

Todd Longsworth

Senior Counsel

Cephalon, Inc.

41 Moores Road

Frazer, Pennsylvania 19355

(614) 344-0200

with a copy to:

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 00511R870

1.	Names of Reporting Persons Cephalon, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 69,283,733 (1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 69,283,733 (1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 69,283,733 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 58.3%

14.	Type of Reporting Person CO

(1)  Represents shares of common stock, par value $0.01 per share (“Common Stock”), of Acusphere, Inc., a Delaware corporation (“Acusphere”), that are issuable upon conversion of the Senior Convertible Note, dated as of November 3, 2008 (the “Note”), issued by Acusphere to Cephalon, Inc., a Delaware corporation (“Cephalon”).  Pursuant to the terms of the Note, the holder of the Note is entitled to convert the Note into, among other things, the number of shares of Common Stock equal to the greater of (i) the amount determined by dividing (x) the Conversion Amount (as defined below) by (y) the Conversion Price (as defined below) and (ii) such number of shares of Common Stock as shall represent, immediately after giving effect to such conversion, 51% of the Common Stock outstanding calculated on a fully diluted basis, excluding options, rights and warrants with exercise prices greater than the greater of (a) three times the average closing price of the Common Stock during the ten trading day period immediately prior to such conversion or (b) $8.00 (subject to adjustment) (“Common Stock Deemed Outstanding”).  “Conversion Amount” means the sum of (A) the principal of the Note, (B) accrued and unpaid interest under the Note and (C) accrued and unpaid late charges under the Note.  “Conversion Price” means, as of any conversion date or other date of determination, and subject to adjustment as provided in the Note, $0.486.  The amount shown represents the number that would represent 51% of the Common Stock Deemed Outstanding as of October 24, 2008 assuming the conversion of the Note into shares of Common Stock.

(2)  Beneficial ownership of 69,283,733 shares of Common Stock referred to herein is being reported hereunder solely because Cephalon may be deemed to have beneficial ownership of such shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cephalon that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by Cephalon.

CUSIP No. 00511R870

Item 1.  Security and Issuer.

                The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.01 per share (the “Common Stock”), of Acusphere, Inc., a Delaware corporation (“Acusphere”), which is issuable upon the conversion of the Senior Convertible Note, dated as of November 3, 2008 (the “Note”), issued by Acusphere to Cephalon, Inc., a Delaware corporation (“Cephalon”). The principal executive offices of Acusphere are located at 500 Arsenal Street, Watertown, Massachusetts 02472.

Item 2.  Identity and Background.

                Cephalon is a Delaware corporation and its principal office and principal business is located at 41 Moores Road, Frazer, Pennsylvania 19355.  The principal business of Cephalon is that of an international biopharmaceutical company dedicated to the discovery, development and marketing of innovative products to treat human diseases.

                During the last five years, neither Cephalon nor, to the knowledge of Cephalon, any of the persons identified in Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except that on October 10, 2008 Cephalon pled guilty to one count of introduction into interstate commerce of drugs that were misbranded through off-label promotion, a misdemeanor, in violation of 21 U.S.C. §§ 331(a), 333(a)(1) and 352(f)(1) in the case of United States v. Cephalon, Inc. in the United States District Court for the Eastern District of Pennsylvania and paid a $40,000,000 fine and forfeited $10,000,000 in substitute assets in connection with such case.  During the last five years, neither Cephalon nor, to the knowledge of Cephalon, any of the persons identified in Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                On November 3, 2008 (the “Closing Date”), pursuant to the Note Purchase Agreement, dated as of October 24, 2008, by and between Acusphere and Cephalon (the “Purchase Agreement”), Acusphere issued the Note, for an aggregate purchase price of $15,000,000, which Cephalon obtained from working capital.  For a period of one year after the Closing Date, the Note is convertible, at the option of the holder, into (i) a number of shares of Common Stock equal to the greater of (a) the amount determined by dividing the Conversion Amount (as defined below) by the Conversion Price (as defined below) and (b) such number of shares of Common Stock as shall represent, immediately after giving effect to such conversion, 51% of the Common Stock outstanding calculated on a fully diluted basis, excluding options, rights and warrants with exercise prices greater than the greater of (A) three times the average closing price of the Common Stock during the ten trading day period immediately prior to such conversion or (B) $8.00 (subject to adjustment) (“Common Stock Deemed Outstanding”), (ii) the right to enter into an exclusive license (the “Imagify License”) to all intellectual property rights of Acusphere relating to ImagifyTM (Perflubutane Polymer Microspheres) in a worldwide territory excluding those European countries for which Acusphere has previously licensed rights to ImagifyTM or (iii) (a) the satisfaction of Cephalon’s obligation to pay Acusphere the $15,000,000 milestone payment (the “Regulatory Milestone Payment”) for the receipt of regulatory approval pursuant to the License Agreement, dated November 3, 2008, by and between Acusphere and Cephalon relating to celecoxib (the “Celecoxib License Agreement”) and (b) an amount payable, at the option of Acusphere, in cash or by delivery of a number of shares of Common Stock equal to the excess of the Conversion Amount over the amount of the Regulatory Milestone Payment.  “Conversion Amount” means the sum of (1) the principal of the Note, (2) accrued and unpaid interest under the Note and (3) accrued and unpaid late charges under the Note.  “Conversion Price” means, as of any conversion date or other date of determination, and subject to adjustment as provided in the Note, $0.486.  The conversion of the Note is not expected to require the expenditure by Cephalon of any additional funds.

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Item 4.  Purpose of Transaction.

Senior Convertible Note

                Pursuant to the Purchase Agreement, Cephalon purchased the Note for an aggregate purchase price of $15,000,000.  The maturity date of the Note is November 3, 2011.  For a period of one year after the Closing Date, the Note is convertible, at the option of the holder, into (i) a number of shares of Common Stock equal to the greater of (a) the amount determined by dividing the Conversion Amount by the Conversion Price and (b) such number of shares of Common Stock as shall represent, immediately after giving effect to such conversion, 51% of the Common Stock Deemed Outstanding, (ii) the right to enter into the Imagify License or (iii) (a) the satisfaction of Cephalon’s obligation to pay Acusphere the Regulatory Milestone Payment and (b) an amount payable, at the option of Acusphere, in cash or by delivery of a number of shares of Common Stock equal to the excess of the Conversion Amount over the amount of the Regulatory Milestone Payment.

                Cephalon purchased the Note for investment purposes. Cephalon’s decision with respect to whether to exercise the conversion option under the Note and, if the Note is converted, which conversion option to select, will depend upon Cephalon’s ongoing evaluation of: Acusphere’s financial condition, business, operations and prospects, the marketplace for the Common Stock, general economic and industry conditions, Cephalon’s business objectives and other factors that Cephalon deems relevant.

                Pursuant to a Pledge and Security Agreement, dated as of November 3, 2008, by and between Acusphere and Cephalon, Acusphere granted to Cephalon a security interest in all of Acusphere’s right, title and interest in and to substantially all of Acusphere’s assets (other than (i) certain equipment and other property of Acusphere previously pledged by Acusphere to secure indebtedness in existence on the Closing Date and (ii) any intellectual property, license, permit, contract or agreement to the extent that, but only to the extent that and for so long as, a grant of a security interest therein constitutes (or would constitute) or results (or would result) in the abandonment, invalidation or unenforceability of any right, title or interest of Acusphere in such intellectual property or results (or would result) in a breach of the terms of, or constitutes (or would constitute) a default under, any such license, permit, contract or agreement) to secure the prompt and complete payment and performance of the obligations under the Note and the other Transaction Agreements (as defined in the Purchase Agreement).

Consent Rights and Other Rights of Cephalon

                For such period (the “Restricted Period”) that (x) the Note remains convertible into Common Stock or (y) Cephalon owns 25% or more of the voting securities that have the general power to vote with respect to the election of the board of directors of Acusphere (“Voting Securities”), without the written consent of Cephalon, Acusphere shall not and shall cause it subsidiaries not to:

i.              amend its certificate of incorporation or bylaws, or increase or decrease its authorized capital, except as contemplated in the Purchase Agreement;

ii.             recapitalize or otherwise change its capital structure in a manner that would result in a change of control of the power to vote 50% or more of the Voting Securities;

iii.            issue any equity security, except for (a) issuances of Common Stock upon conversion of the Note, (b) the issuance of any Common Stock upon the exercise of Acusphere options to purchase Common Stock or the conversion of preferred stock outstanding on the date of the Purchase Agreement, (c) the issuance of Acusphere options to purchase not more than 3,500,000 shares of Common Stock pursuant to benefit plans in effect on the date of the Purchase Agreement and (d) certain equity offerings permitted by the Purchase Agreement, or institute any stock option, incentive, purchase or other similar plans;

iv.            purchase, redeem, retire or otherwise acquire, split, combine or reclassify, directly or indirectly, any of the Common Stock or other equity securities of Acusphere or give notice of any intention to exercise any right to do the same (including any such purchase, redemption or acquisition in accordance with the terms of Acusphere’s certificate of incorporation or bylaws or any stockholders agreement), other

CUSIP No. 00511R870

than (a) redemptions in accordance with any employee or consultant agreement approved by the board of directors in connection with a separation of service and (b) a reverse stock split consummated in order to maintain the listing of the Common Stock on The Nasdaq Stock Market, Inc.;

v.             except with respect to the shares of 6.5% Convertible Exchangeable Preferred Stock of Acusphere issued and outstanding as of the Closing Date, declare or pay any dividends on or make other distributions (whether in cash, stock or property or any combination thereof), directly or indirectly, in respect of the Common Stock or other equity securities of Acusphere;

vi.            enter into or permit to exist any agreement or undertaking (other than the Purchase Agreement) which prohibits, restricts or limits the ability of any subsidiary of Acusphere to pay dividends or distributions to Acusphere, or otherwise to transfer assets or engage in transactions with Acusphere;

vii.           form any material joint venture or partnership;

viii.          have a subsidiary which is not wholly-owned by Acusphere, either directly or indirectly through one or more of its subsidiaries;

ix.            voluntarily dissolve or liquidate;

x.             incur, create, assume, become or be liable in any manner with respect to, or permit to exist, any indebtedness for borrowed money other than (a) the Note, (b) trade payables incurred in the ordinary course of business, (c) certain indebtedness of Acusphere existing on the Closing Date or (d) other indebtedness not to exceed $1,000,000 in the aggregate at any one time outstanding;

xi.            enter into any contract with respect to the acquisition by the Acusphere of any business, assets (including by license of any product) or property, other than acquisitions of assets in the ordinary course of business and consistent with past practice and other than any such acquisition resulting in an aggregate expenditure by Acusphere of less than $100,000;

xii.           other than dispositions of the collateral secured by certain liens existing on the date of the Purchase Agreement, sell, lease, license, surrender, relinquish, encumber, pledge, transfer, assign, amend, convey or otherwise dispose of in one or more transactions any business, property or assets (whether tangible or intangible) having an aggregate market value of in excess of $100,000 individually or $500,000 in the aggregate;

xiii.          discontinue, permit to lapse or otherwise fail to keep in full force and effect any material policies of insurance or knowingly take any action that would cause any such policy to terminate or be terminable prior to the expiration of its stated term;

xiv.          settle any litigation or causes of action of, or against, Acusphere that is in excess of $100,000;

xv.           change any method of accounting or accounting practice used by Acusphere or any of its subsidiaries, except for any change required by generally accepted accounting principals, by any governmental authority or by a change required by law;

xvi.          file a voluntary petition in bankruptcy or commence a voluntary legal procedure for reorganization, arrangement, adjustment, release or composition of indebtedness in bankruptcy or other similar laws now or hereafter in effect, consent of the entry of an order for relief in an involuntary case under any such law or apply for or consent to the appointment of a rescuer, liquidator, assignee, custodian or trustee (or similar office);

CUSIP No. 00511R870

xvii.         enter into the active management or business that is not primarily related to, or in furtherance of, being a pharmaceutical company focused on the research, development and commercialization of proprietary healthcare products;

xviii.        grant any put, registration or similar rights to any person that would reasonably be expected to affect adversely the rights of Cephalon under the Purchase Agreement, the Note or the other Transaction Agreements;

xix.           prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods; or

xx.            take any corporate or other action in furtherance of any of the foregoing or agree to do any of the foregoing.

For so long as the Note remains outstanding, Acusphere shall not declare or pay any dividends or distributions in respect of the Common Stock without the prior written consent of Cephalon.  In addition for a period of one year from the Closing Date, Acusphere shall not sell, license, pledge, transfer, assign or convey any right of Acusphere relating to the ImagifyTM product in the countries in which Cephalon would have rights under the Imagify License, or enter into any contract relating to the foregoing.  The Purchase Agreement also provides that, for so long as (i) the Note remains outstanding, (ii) Cephalon owns at least 5% of the Voting Securities or (iii) Cephalon is required to include or reflect the financial results of Acusphere in Cephalon’s financial statements included in its reports filed with the Securities and Exchange Commission, Cephalon shall have the right, upon reasonable notice, to access to Acusphere’s books, records, properties and personnel and to receive certain financial information with respect to Acusphere.

Right to Request Changes to Charter Documents

During the Restricted Period, Cephalon may at any time by delivery of written notice to Acusphere request that Acusphere take all actions necessary to enact an amendment to its certificate of incorporation that, at the sole discretion of Cephalon, (i) will provide that Acusphere expressly elects not to be governed by Section 203 of the Delaware General Corporation Law, as amended, and/or (ii) will provide that each member of the board of directors of Acusphere shall be elected annually for a one-year term.  As promptly as practicable following such notice, Acusphere is required to call and hold a meeting of its stockholders to seek approval of such amendment, file a proxy statement and use its best efforts to solicit proxies in favor of such amendment, and use its best efforts to cause a definitive proxy statement related to such stockholders’ meeting to be mailed to Acusphere’s stockholders.  The board of directors of Acusphere is required to recommend such amendment and such recommendation shall be included in the proxy statement disseminated to the stockholders.

Board Representation

From and after the conversion of the Note and for so long as Cephalon owns 25% or more of the Voting Securities, Cephalon shall have the right to designate that number of nominees to the board of directors of Acusphere such that the total number of directors designated by Cephalon is at least proportional to (and not less than) the percentage of the total voting power of Acusphere, determined on the basis of the number of Voting Securities actually outstanding, that is controlled directly or indirectly by Cephalon (the “Purchaser Percentage Interest”); provided, that, to the extent that the proportional number of designees that Cephalon is entitled to designate based on the Purchaser Percentage Interest shall not be a whole number (because of the size of the board of directors), the number of nominees that Cephalon is entitled to designate shall be rounded up to the next higher whole number.  For so long as Cephalon has the right to designate such nominees to the board of directors, Acusphere is required to recommend to its stockholders the election of such designees of Cephalon at its stockholder meetings and shall solicit proxies for such designees to the same extent as it does for any of its other nominees to its board of directors.  Within five business days of the conversion of the Note, Acusphere and its board of directors shall take or cause to be taken all necessary action not previously taken (including any necessary bylaw amendments to cause the numbers of directors constituting the board of directors to be increased) to the extent necessary to accomplish the proportional representation of Cephalon’s nominees described above.

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Each committee of the board of directors of Acusphere (other than (i) any special committee or committee of independent directors that may be constituted for purposes of making any determination with respect to any agreement or transaction between Acusphere and Cephalon and (ii) the audit committee, the compensation committee and the nominating committee) shall at all times include a number of directors designated by Cephalon that is at least proportional to the Purchaser Percentage Interest.  To the extent permitted by applicable law and applicable stock exchange rules, the audit committee, the compensation committee and the nominating committee of the board of directors of Acusphere shall, at the option of Cephalon, each have one member designated by Cephalon.  For so long as Cephalon’s designated nominees are members of the board of directors of Acusphere, any transaction between Cephalon and Acusphere shall be approved by a special committee of Acusphere’s board of directors consisting entirely of directors that are independent of Cephalon.

Preemptive Rights

During the Restricted Period, in the event that Acusphere proposes to sell or otherwise issue shares of Common Stock or other Voting Securities (or any warrants, options or rights to acquire shares of Common Stock, other Voting Securities or other securities convertible or exchangeable for shares of Common Stock, other Voting Securities or securities convertible or exchangeable for securities that are convertible or exchangeable for shares of Common Stock or other Voting Securities (“Convertible Securities”)), Cephalon has the right to acquire that number or amount of such shares of Common Stock, other Voting Securities or Convertible Securities, at the price and upon substantially the same terms and conditions as such shares of Common Stock, other Voting Securities or Convertible Securities are to be sold or otherwise issued to third parties, as shall enable Cephalon to maintain, on a fully diluted basis and assuming the conversion of all Convertible Securities (including the Note) in accordance with their terms, the greater of the percentage interest held by Cephalon in the shares of Common Stock and the percentage interest held by Cephalon in the Voting Securities.  No shares of Common Stock, other Voting Securities or Convertible Securities shall be issued by Acusphere unless Acusphere has first offered such shares of Common Stock, other Voting Securities or Convertible Securities to Cephalon.  The preemptive rights set forth in the Purchase Agreement shall not apply to (i) the issuance of shares of Common Stock pursuant to the exercise of certain options and Convertible Securities of Acusphere outstanding on the date of the Purchase Agreement or (ii) the issuance of stock options pursuant to Acusphere benefit plans.

Registration Rights

Acusphere and Cephalon entered into a Registration Rights Agreement, dated November 3, 2008 (the “Registration Rights Agreement”), pursuant to which Cephalon has the right, subject to specified conditions, to require that Acusphere use its best efforts to register any shares of Common Stock obtained by Cephalon upon conversion of the Note and any other shares of Common Stock acquired by Cephalon from Acusphere after the Closing Date, for sale to the public, subject to, whether or not for its own account, a maximum of four such registrations.  The Registration Rights Agreement also provides that Cephalon shall have the right to request that all or part of its shares of Common Stock be included in any registration pursuant to which Acusphere proposes to register its securities for sale, whether or not for its own account.

Celecoxib License

On the Closing Date, Acusphere and Cephalon entered into the Celecoxib License Agreement pursuant to which Acusphere granted to Cephalon the exclusive, worldwide, irrevocable right and license under the patent rights owned or licensed by Acusphere related to celecoxib, in all delivery methods, formulations and dosages and under all inventions, methods, processes, techniques, improvements, designs, formulae, specifications, and technical, scientific and business information, whether or not patentable, which are controlled by Acusphere and which relate to such patent rights or celecoxib, in any field or for any purpose for any and all applications, uses and purposes and in any field with respect to celecoxib, including without limitation, to develop, make, have made, use, offer for sale, sell and import pharmaceutical formulations and products.  The term of the license is determined on a country-by-country basis, with the license to continue with respect to a specific country until the expiration in such country of any patent rights owned by Acusphere, providing market exclusivity to Cephalon under celecoxib in the applicable country.  Cephalon is required to pay Acusphere (i) a one-time upfront license payment of $5,000,000 (which was

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paid on November 3, 2008), (ii) the Regulatory Milestone Payment and (iii) a royalty on net sales of celecoxib on a country-by-country basis for the net sales of celecoxib in the applicable country.

Other Plans and Proposals

Except as set forth in this Schedule 13D, Cephalon has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

Cephalon reserves the right, in light of its ongoing evaluation of Acusphere’s financial condition, business, operations and prospects, the market price of the Common Stock, general economic and industry conditions, its business objectives and other factors that Cephalon deems relevant, to change its plans and intentions at any time, as it deems appropriate. In particular, Cephalon (and its affiliates) may purchase additional shares of Common Stock or other securities of Acusphere or may sell or transfer shares of Common Stock or other securities of Acusphere in public or private transactions and/or may take any other action that might result in any of the matters described in Item 4(a) through (j) of Schedule 13D. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the transactions by the Securities Act of 1933, as amended, or other applicable law.  If Cephalon converts the Note into shares of Common Stock, it may, subject to the factors discussed above, pursue a merger, reorganization, or other extraordinary transaction involving Acusphere.

Except as described in this Schedule 13D, Cephalon does not have any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated into this Item 5 by reference.

(a)  For purposes hereof, Cephalon may be deemed to be the beneficial owner of the 69,283,733 shares of Common Stock, representing 58.3% of the outstanding Common Stock, calculated assuming the conversion of the Note and based on the number of shares of Common Stock Deemed Outstanding as of October 24, 2008.  Frank Baldino, Jr., Chairman and Chief Executive Officer of Cephalon and a director of Acusphere, owns 79,262 shares of Common Stock and options to acquire 185,457 shares of Common Stock, representing less than 1% of the outstanding Common Stock.  Martyn D. Greenacre, a director of Cephalon and a director of Acusphere, owns 50,674 shares of Common Stock and options to acquire 156,457 shares of Common Stock, representing less than 1% of the outstanding Common Stock.

(b) Cephalon is the sole owner of the Note and, upon any exercise of the Note, Cephalon will also have the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all of the underlying shares of Common Stock issuable upon conversion of the Note.  Each of Frank Baldino, Jr. and Martyn D. Greenacre is the sole owner and has the sole power to vote, direct the vote, dispose of or direct the disposition of all securities of Acusphere owned by him as set forth in Item 5(a).

(c)  Other than the transactions described in this Schedule 13D, to the knowledge of Cephalon, neither Cephalon nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any shares of Common Stock, except that (i) Frank Baldino, Jr. received 11,628 shares of Common Stock on October 1, 2008 in payment of a quarterly installment of his annual retainer for board and committee membership ($5,000) under Acusphere’s compensation program for non-employee directors, based on the closing price of the Common Stock on The Nasdaq Stock Market on October 1, 2008 of $0.43 and (ii) Martyn D. Greenacre received 17,442 shares of Common Stock on October 1, 2008 in payment of a quarterly installment of his annual retainer for board and committee membership ($7,500) under Acusphere’s compensation program for non-employee directors, based on the closing price of the Common Stock on The Nasdaq Stock Market of $0.43.

(d)  To the knowledge of Cephalon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

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(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 3, Item 4 and Item 5 of this Schedule 13D are incorporated into this Item 6 by reference.  Except as referenced in Item 3, Item 4 and Item 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Acusphere.

The descriptions of the transactions and agreements set forth in this Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is included as an exhibit to this Schedule 13D pursuant to Item 7 hereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1

Note Purchase Agreement, dated as of October 24, 2008, by and between Acusphere, Inc. and Cephalon, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by Acusphere, Inc. with the Securities and Exchange Commission on October 31, 2008).

2

Form of Senior Convertible Note due November 3, 2011 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Acusphere, Inc. with the Securities and Exchange Commission on October 27, 2008).

3

Form of Pledge and Security Agreement, dated as of November 3, 2008, by and between Acusphere, Inc. and Cephalon, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Acusphere, Inc. with the Securities and Exchange Commission on October 27, 2008).

4

Form of Registration Rights Agreement, dated as of November 3, 2008, by and between Acusphere, Inc. and Cephalon, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Acusphere, Inc. with the Securities and Exchange Commission on October 27, 2008).

5

Form of License Agreement, dated as of November 3, 2008, by and between Acusphere, Inc. and Cephalon, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Acusphere, Inc. with the Securities and Exchange Commission on October 27, 2008).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2008

CEPHALON, INC.

	By:	/s/ Gerald J. Pappert

	Name:	Gerald J. Pappert, Esq.
	Title:	Executive Vice President & General Counsel

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SCHEDULE I

CEPHALON, INC.

Directors and Executive Officers

Except as indicated below, each person’s business address is c/o 41 Moores Road, Frazer, PA 19355, and each such person is a United States citizen, except for Lesley Russell who is a citizen of the United Kingdom.

Name	Present Principal Occupation
Directors of Cephalon

Frank Baldino, Jr., Ph.D.	Chairman of the Board & Chief Executive Officer of Cephalon

William P. Egan	General Partner of Alta Communications

Martyn D. Greenacre	Chairman of BMP Sunstone Corporation and Chairman of Life Mist Technologies, Inc.

Vaughn M. Kailian	Managing Director of MPM Capital L.P. and Chief Executive Officer of Memory Pharmaceuticals Corp.

Kevin E. Moley	Chairman of the Board of Project Concern International

Charles A. Sanders, M.D.	Retired Chief Executive Officer and Chairman of the Board of Glaxo, Inc.

Gail R. Wilensky, Ph.D.	Senior Fellow at Project HOPE

Dennis L. Winger	Senior Vice President and Chief Financial Officer of Applied Biosystems, Inc.

Executive Officers of Cephalon

Frank Baldino, Jr., Ph.D.	Chairman & Chief Executive Officer of Cephalon

Valli F. Baldassano, Esq.	Executive Vice President & Chief Compliance Officer of Cephalon

J. Kevin Buchi	Executive Vice President & Chief Financial Officer of Cephalon

Peter E. Grebow, Ph.D.	Executive Vice President, Worldwide Technical Operations of Cephalon

Gerald J. Pappert, Esq.	Executive Vice President & General Counsel of Cephalon

Robert P. Roche, Jr.	Executive Vice President, Worldwide Pharmaceutical Operations of Cephalon

Lesley Russell, MB.Ch.B, MRCP	Executive Vice President & Chief Medical Officer of Cephalon

Carl A. Savini	Executive Vice President & Chief Administrative Officer of Cephalon

Jeffry L. Vaught, Ph.D.	Executive Vice President & Chief Scientific Officer of Cephalon